Via Facsimile and U.S. Mail
Mail Stop 6010

October 17, 2006

Jeffrey L. Edwards
Chief Financial Officer
Allergan, Inc.
2525 Dupont Drive
Irvine, CA 92612

      Re: **Allergan, Inc.**
                Form 10-Q for Fiscal Quarter Ended June 30, 2006
                Filed August 9, 2006
                File No. 001-10269

Dear Mr. Edwards:

We have completed our review of your Form 10-Q and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief